Eaton Vance Management Two International Place Boston, MA 02110 (617)482-8260 www.eatonvance.com

January 28, 2010

Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE:	Eaton Vance Municipals Trust
Post-Effective Amendment No. 123 (1933 Act File No. 33-0572)
Counsel's Representation Pursuant to Rule 485(b)(4)

Ladies and Gentlemen:

     As internal counsel of Eaton Vance Municipals Trust (the "Registrant"), I have reviewed the above-mentioned Post-Effective Amendment to the Registrant's Registration Statement on Form N-1A being transmitted electronically concurrently herewith, which Amendment will become effective on the date set forth on the facing sheet of the Amendment, pursuant to Rule 485(b)(4) under the Securities Act of 1933. It is my view that the Amendment does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

Very truly yours, /s/ Maureen A. Gemma Maureen A. Gemma Vice President